UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

CANARGO ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)
137225108
(CUSIP Number)
Andrew Morris c/o Persistency Capital, LLC 1270 Avenue of the America, Suite 2100 New York, NY 10020 (212) 554 1830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	137225108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Persistency

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
63,220,000
9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
63,220,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,220,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9
14.	TYPE OF REPORTING PERSON
CO

CUSIP No.	137225108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Persistency Capital, LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
63,220,000
9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
63,220,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,220,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9
14.	TYPE OF REPORTING PERSON
CO

(1) Persistency Capital, LLC may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager of Persistency.

CUSIP No.	137225108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew Morris (2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
63,220,000
8.	SHARED VOTING POWER

9.	SOLE DISPOSITIVE POWER
63,220,000
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,220,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9
14.	TYPE OF REPORTING PERSON

IN, HC

(2) Mr. Morris may be deemed to be the beneficial owner of the securities reported herein by virtue of his role as Managing Member of Persistency Capital, LLC.

CUSIP No.	137225108

Item 1.	Security and Issuer.

Canargo Energy Corporation P.O. Box 291, St. Peter Port Guernsey, GY1 3RR, British Isles Common Stock, par value $0.10 per shares (the “Shares”)

Item 2.	Identity and Background.

(a)
Persistency (the “Fund”), Persistency Capital, LLC (“Persistency Capital”), the investment manager of the Fund, and Andrew Morris, the managing member of Persistency Capital (each of the Fund, Persistency Capital and Andrew Morris may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

(b) The business office of the Reporting Persons is 1270 Avenue of the Americas, Suite 2100, New York, NY 10020, U.S.A.

(c) Persistency is an investment fund, Persistency Capital, LLC is the investment manager of Persistency and Andrew Morris is the managing member of Persistency Capital, LLC.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was the working capital of Persistency.

The total cost for the Notes, which are convertible into the Common Shares reported by the Reporting Persons was the $10.0 million.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Notes, which may be converted into shares of the Issuer’s Common Stock, based on the Reporting Persons' belief that the Notes, when purchased, represented an attractive investment opportunity.  The number of shares of Common Stock reported on this report reflect the aggregate number of shares of Common Stock into which the Notes may be converted as a result of an adjustment to the conversion ratio set forth in the Note Agreement resulting from the issuance of additional shares of Common Stock by the Company on December 5, 2008.

The Reporting Persons believe that notwithstanding the number of shares of Common Stock reported on this Schedule 13D, the actual number of shares of Common Stock into which the Notes are convertible may be greater than those reported herein because the Issuer is contractually obligated to use its commercially reasonable efforts to seek to obtain shareholder approval to remove a restriction contained in the Note purchase agreement that prevents the Reporting Persons from acquiring in excess of 19.9% of the outstanding Common Stock of the Issuer, including upon conversion of the Notes.  In addition, the terms of the Notes provide that the conversion price of the Notes will be adjusted to account for any discounts, fees, costs and expenses incurred in connection with certain issuances of equity securities by the Issuer.

The Reporting Persons may communicate with the management and board of directors of the Issuer regarding the Issuer’s business and other strategic and financial considerations, and may recommend or propose certain actions to the Issuer. In addition, in connection with their investment in the Issuer, the Reporting Persons may engage in communications with members of management and the board of directors of the Issuer with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, conditions in the industry sector in which the Company operates and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, selling some or all of the issuers assets, or changing their intention with respect to any and all matters referred to in this Item 4.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof Persistency may be deemed to beneficially own 63,220,000 Shares constituting 19.9% of the Shares of the Issuer, based upon 254,455,693 Shares outstanding as of December 5, 2008.

Persistency has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 63,220,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 63,220,000 Shares.

Persistency specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

As of the date hereof Persistency Capital, LLC may be deemed to beneficially own 63,220,000  Shares constituting 19.9% of the Shares of the Issuer, based upon 254,455,693 Shares outstanding as of December 5, 2008.

Persistency Capital, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 63,220,000 shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 63,220,000 Shares.

Persistency Capital, LLC specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

As of the date hereof Andrew Morris may be deemed to  beneficially own 63,220,000 Shares constituting 19.9% of the Shares of the Issuer, based upon 254,455,693 Shares outstanding as of December 5, 2008.

Andrew Morris has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 63,220,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 63,220,000 Shares.

Andrew Morris specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the Reporting Persons’ most recently filed Schedule 13G are set forth in Exhibit B.  All such transactions were effected in transactions with brokers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hold an aggregate principal amount of the Issuer’s 12% Subordinated Convertible Guaranteed Notes, due June 28, 2010 (the “Notes”) of $10.6 million and five million warrants, which by their terms are convertible, in the aggregate, into 63,220,000 shares of the Issuers common stock within 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons since the Reporting Persons’ most recently filed Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Persistency.

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Authorized Signatory

Persistency Capital, LLC

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Managing Member

/s/ * Andrew Morris
Andrew Morris

December 12, 2008

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the deemed beneficial ownership by each of the undersigned of shares of Common Stock of Canargo Energy Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Persistency.

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Authorized Signatory

Persistency Capital, LLC

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Managing Member

/s/ * Andrew Morris
Andrew Morris

December 12, 2008

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY PERSISTENCY

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares

June 28, 2006	$10,000,000, principal amount of notes	$10,000,000

June 28, 2007	$600,000 principal amount of notes	Paid in Kind interest payment

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